Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: December 17, 2021

Yahoo Finance Interview

Supply chain challenges ‘have actually existed for decades’: Transfix CEO

December 17, 2021

Transcript

Lily Shen, CEO of Transfix

Julie, great to see you. I think it's really hard to predict exactly what's going to be happening, obviously with the cases. So, hard to say if it's going to be a repeat, if it's going to get better, or if it's going to get worse. But what I will say, is obviously, this has affected everyone, and certainly the supply chain. And, obviously with the supply chain, we continue to see disruptions across the board. But the truth is, Julie, that these challenges in the supply chain have actually existed for decades. Those who were not familiar with those challenges certainly realize it now. And you know, a lot of that actually still, in fact, holds true. A third of truck miles continue to be driven empty every single year. And the truth is that the role of technology, which has been huge across so many sectors, has actually not been the case in transportation and logistics, and it speaks to the opportunity for those that are in this space today.

Adam Shapiro, Yahoo! Finance

FedEx said something interesting on their earnings call last night, that they don't see an end to these bottlenecks in the supply chain. Are you on board with that?

Lily Shen, CEO of Transfix

One thing I will say, is that in the supply chain, there are constant challenges. And the truth is that there is always going to be some level of demand and supply imbalance. But Transfix’s platform seeks to really help our customers, as well as carriers, manage that through any time of imbalance, through any type of volatility, and obviously, we're continuing to see extreme cases of volatility. But our platform really solves that by doing it in a number of ways. And that's really by providing many to many matching platform for customers, as well as carriers who we seek to work with us, who are constantly looking for access as well as reliability and capacity. And for those carriers that are also looking for access and reliability and freight, our platform has really been built over time to be able to manage that, and being able to do that not only with the technology and machine learning algorithms that we have in place, but also with the people, with industry experts and those who have been in the space and understand and have seen a lot over the years to be able to manage that effectively for the customers that we work with.

Julie Hyman, Yahoo! Finance

So Lily, let's back up a sec. Why are a third of trucks, or if not a third of trucks a third of the space within trucks to say that correctly, why is it empty? Why isn't why aren't trucks full all the way?

Lily Shen, CEO of Transfix

It's a great question. A number of reasons. So, one, highly, highly inefficient. So, the use of data and technology, and the ability to match has really not existed in the past. So, we understand exactly where carriers are at, where they're going, and we're able to we're able to actually match that with freight that is available at any given point in time. Because the technology and systems have either been nonexistent, or archaic, or actually extremely siloed, no one's been able to really bring that all together. And that actually has driven a lot of the inefficiency that's in the system. So, when we say a third of truck miles have been driven empty, it's because of that level of access data and visibility that hasn't existed in the industry. The other reason that I want to mention here is that everyone's talking about driver shortage and so obviously there's a huge opportunity to drive more efficiency in the system. But one thing that continues to also come up, is obviously the number of drivers coming into the system, and the ability for everyone, every player in the space to also provide better conditions for drivers as well.

Adam Shapiro, Yahoo! Finance

I imagine Lily, you have incredible pricing power in your business right now.

Lily Shen, CEO of Transfix

Well, I would say that our algorithms have been built in such a way that we're able to determine the right price at the right time, based on challenges and based on what's working in the overall system. So, we certainly take a look at where the markets are at but also look at the strength of our platform, look at the strength of the available capacity in our platform to be able to help customers and our shippers really best manage their costs

Julie Hyman, Yahoo! Finance

Lily, thanks for being here. We're gonna keep in touch because one thing we didn't mention is you're going to be going public via a SPAC deal that's going to close in the first part of next year. So, we'll check back in with you at that point. Lily Shin is the CEO and President of Transfix. Thank you.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.